SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 25, 2003

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 25, 2003

SCOR (Registrant)

By:	/s/ MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

Press release of September 10, 2003
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SCOR considers A.M. Best’s decision unfounded

SCOR regrets A.M. Best’s decision to lower the rating of the Group at a time when the Group’s fundamentals are improving. Taking into account the following elements, SCOR considers A.M. Best’s decision unfounded:

•	Operating cashflow rose strongly during the first half of 2003 to EUR 292 million vs. EUR 58 million for the same period last year,

•	Combined ratios have improved significantly,

•	The new underwriting policy, rigorous and selective, is producing results,

•	The prudent asset management policy is producing increasing returns,

•	The Group has discontinued its non-strategic activities (Alternative risk transfer through CRP, credit derivatives),

•	The Group has decided to strengthen its capital base by bringing in investors into its Life reinsurance subsidiary, which is in the process of being created.

The Group is actively taking all the necessary steps to offer its clients the optimal level of security they expect from it.

Certain statements contained in this document may constitute forward-looking statements, and factors of risk and uncertainties may cause actual events and financial results to vary significantly from the information supplied herein. Details of these risk factors are described in the company’s annual report.

Press release of October 4, 2003
******************
SCOR is pursuing the incorporation of its life reinsurance business with a view towards potentially bringing in outside investors

The Board of Directors of SCOR met on Friday October 3rd, 2003 under the presidency of Denis Kessler.

The Board received a progress report on the plans to incorporate its life reinsurance business. The Contribution Agreement having already been signed, the Board noted with satisfaction the strict adherence to the schedule for completion. An Extraordinary General Meeting will be convened shortly in order to approve the Contribution Agreement.

The Board was informed of the offers received by the advising banks with regards to the potential outside investment into this life reinsurance subsidiary being created. It took note that several companies were to enter the “data room” with a view towards establishing their final proposals before the end of October.

In order to be prepared in good condition for the end of year renewals, the SCOR Group will continue to pursue actively the avenues and provide itself with the means that will allow it to strengthen its solvency for the benefit of all its clients.

Financial disclosure timetable

3rd quarter 2003 results	November 6, 2003

Certain statements contained in this document may constitute forward-looking statements, and factors of risk and uncertainties may cause actual events and financial results to vary significantly from the information supplied herein. Details of these risk factors are described in the company’s annual report.